Exhibit 1

For Release 4:15 a.m. PT
Oct. 1, 2002

NetIQ to Acquire PentaSafe Security Technologies
Move Accelerates NetIQ’s Presence and Momentum in the Security Management Market

SAN JOSE, CA – Oct. 1, 2002 – NetIQ Corp. (NASDAQ: NTIQ), a leading provider of Systems Management, Security Management and Web Analytics solutions, today announced that it has agreed to acquire PentaSafe Security Technologies, Inc. PentaSafe, a privately held company based in Houston, Texas, is a recognized leader in integrated security management solutions designed to ensure continuous compliance with security policies as well as to defend against the latest security threats. This acquisition immediately accelerates NetIQ’s presence and momentum in the Security Management market, broadens its customer base, and strengthens its security product portfolio and domain expertise.

      This acquisition also capitalizes on the convergence of systems and security management. Increasingly, systems management technologies such as data collection agents and event collection, consolidation, filtering, correlation and alerting are required to deliver enterprise scale security management solutions. With the addition of PentaSafe, NetIQ will provide one of the industry’s most comprehensive security management solutions, covering directory and user management, policy management, firewall analysis and reporting, intrusion detection, vulnerability management and centralized security incident and event management.

     Under the terms of the agreement, NetIQ will pay $192.5 million in cash and issue approximately 4.3 million shares and options to PentaSafe shareholders. Based on NetIQ’s closing share price of $14.50 on September, 30, 2002, the total value of the transaction would be approximately $255 million. The acquisition is expected tobe accretive to NetIQ earnings in twelve months from the closing. Integration activities during the first six to nine months will require increased operating expenses, which are expected to result in modest dilution during that time. The acquisition is expected to close by December 31, 2002.

     “This is a compelling and strategic combination that we are convinced will deliver strong results for customers and shareholders,” said Charles M. Boesenberg, chairman and CEO of NetIQ. “PentaSafe brings to our team a wealth of experience and knowledge in a fast growing market that will be instrumental in building on our strategy to become the leading provider of integrated cross-platform systems and security management solutions.”

     Following completion of the acquisition, NetIQ’s security operations and PentaSafe, both of which are Houston-based, will be combined into a single facility. Doug Erwin, currently PentaSafe’s CEO, will join NetIQ’s Board of Directors and become general manager of the combined entity’s Security Management and Administration business unit. The PentaSafe VigilEnt™ products will be integrated with NetIQ’s Security Management and Administration products under the brand NetIQ VigilEnt.

     “PentaSafe’s product and market leadership in developing integrated security management solutions under our VigilEnt brand dovetails perfectly with NetIQ’s strategy for addressing its customers’ security and system management needs,” said Doug Erwin, president and CEO of PentaSafe. “NetIQ is a recognized leader in performance and availability management, and together we can deliver more efficient and effective solutions for security policy management, user administration, as well as vulnerability and intrusion management.”

     The acquisition is expected to provide the following benefits:
  Accelerates NetIQ’s presence and traction in the Security Management market.
  Provides NetIQ the ability to capitalize on the convergence of security and systems management technologies.
  Significantly extends offerings by adding cross-platform intrusion detection, vulnerability assessment, password management and policy management.
  Strong synergy of technology, location and management.

  Helps replace the decline in our license revenue from Microsoft, which is scheduled to phase down in FY03 and terminate in FY04.
  Expected to be accretive within 12 months of closing.

      This acquisition is subject to regulatory approvals and customary closing conditions. NetIQ was advised in this transaction by J.P. Morgan H&Q. PentaSafe was advised by Lehman Brothers.

     NetIQ also announced today it is reiterating guidance previously given for its first fiscal quarter ended September 30, 2002. The guidance was for revenue of $75 to $77 million and earnings per share of $0.22 to 0.24. Financial results for its second fiscal quarter will be announced on Tuesday October 22nd.

Financial Analyst/Investor Conference Call

     The companies will conduct a conference call at 8:30 a.m. eastern daylight time today to discuss the transaction in more detail.

     Call-in numbers are 1-888-447-8321 and 1-706-634-1488 (outside the U.S.). A replay will be available through October 8, 2002 at 1-800-642-1687 and 1-706-645-9291 (outside the U.S.). The pass code for the live call and replay is “5913194”. An audio Web cast of the call can be accessed from the companies’ websites, www.netiq.com.

About PentaSafe

     PentaSafe enables companies to safely grow their business by providing integrated security management solutions that ensure continuous compliance with security policies as well as defend against the latest security threats. PentaSafe’s VigilEnt software solutions help educate people in the organization to comply with security policies, efficiently administer users, reduce vulnerabilities and prevent intrusions--all with the goal of providing maximum protection of information assets throughout the enterprise. For more information please visit PentaSafe’s Web site at www.pentasafe.com

About NetIQ:

    Founded in 1995, NetIQ Corp. (NASDAQ: NTIQ) is a leading provider of Systems Management, Security Management and Web Analytics solutions.

Historically focused on the Windows management market, NetIQ now delivers cross-platform solutions that enhance business performance resulting in higher returns on infrastructure and web investments. NetIQ products are sold across all continents directly and through a network of authorized NetIQ partners and resellers. The company is headquartered in San Jose, Calif., with development and operational personnel in Houston, Texas, Raleigh, N.C., Bellevue, Wash., and Portland, Ore. For more information, please visit NetIQ’s web site at ‹http://www.netiq.com/› or call (888) 323-6768.

Safe Harbor Statement

     This press release contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected benefits of the acquisition of PentaSafe, the projected timing of the closing of the acquisition, future financial results, product plans and market acceptance of the company’s products. The company’s future results could differ materially from the expectations discussed herein. Factors that could cause or contribute to such differences include the current uncertain business climate; risks inherent in technology businesses, including the timing and successful development of new products; risks related to the completion of the acquisition, integration of the companies and achievement of anticipated revenue and cost synergies; our ability to retain and hire technical personnel and other employees; changing relationships with customers, suppliers and strategic partners; unanticipated costs associated with integration and operating activities; customer acceptance of new product offerings; pricing of new products; and competition in our various product lines. For a more comprehensive discussion of risks and uncertainties relating to our business, please read the discussions of these risks in documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

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All referenced product names are trademarks of their respective companies.

Contacts:

For NetIQ

Susan Torrey, Public & Analyst Relations, 713.548.1863, susan.torrey@netiq.com
Nanci Werts, Investor Relations, 503-294-7025 x2564, nanci.werts@netiq.com

For PentaSafe:

Amy M. Sachrison, Public & Analyst Relations, 713-860-9335, a.sachrison@pentasafe.com